February 29, 2008

Re:	Hitachi, Ltd. Form 20-F for Fiscal Year Ended March 31, 2007 File No. 001-08320

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Dear Mr. O’Brien:

We respectfully submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via letter dated January 29, 2008, relating to the Form 20-F of Hitachi, Ltd. (the “Company”) for the fiscal year ended March 31, 2007, filed on June 26, 2007.

Regarding our responses to your comments, the Company recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff comments. For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response thereto.

Business Overview

Government Regulations, page 17

1. In future filings, please describe the material effects of government regulations on your business, identifying the appropriate regulatory body. See Part I of Form 20-F, Item 4(B)(8).

We acknowledge the Staff’s comment and will revise the disclosure accordingly in future filings.

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 22

Fiscal 2006 Compared with Fiscal 2005

2. During 2006, business circumstances surrounding your company became increasingly challenging, which resulted in decreases in operating income and net income. Considering these challenges and the negative impact they had on your operations, we would expect in-depth, comprehensive analysis and explanation of the significant fluctuations and changes in trends during 2006. Your MD&A disclosure does not appear to present this detailed level of information. Please understand that these comments are not all inclusive. We believe MD&A should be a discussion and analysis of the company’s business as seen through the eyes of those who manage the business. MD&A should not be a recitation of your financial statements in narrative form as this does not provide this important management perspective. We therefore have the following specific comments regarding your MD&A disclosure. Where we have asked for revised disclosure, please provide your revised disclosures supplementally.

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Your results of operations discusses factors that contributed to year over year changes in certain line items. However, your discussion of the factors is vague. For example, you disclose that operating income in your Information & Telecommunication Systems segment decreased 29% during 2006 primarily due to a decline in the unit price of HDDs caused by price competition and an increase in development costs. You do not provide any further insight to readers regarding these factors. The decrease in operating income in this segment contributed significantly to the overall decrease in consolidated operating income and as such requires a more robust discussion to help readers fully understand each factor you identified, the quantitative impact that factor had on your segment operating income and what steps the company is taking to mitigate those negative factors.

We plan to amend the MD&A of our 20-F to include the following disclosure:

In Information & Telecommunication Systems, operating income decreased 29%, to ¥60.3 billion from the preceding fiscal year. The factors that led to this negative result were increasing operating losses in our hard disk drive (HDD) business and increases in development costs for next-generation telecommunications equipment and servers.

Operating losses in the HDD business had the greatest adverse impact on our results. HDD shipment volumes increased 20%, to approximately 70 million units, and sales increased 14%, to ¥568.1 billion from the preceding fiscal year. However, operating losses amounted to ¥43.7 billion, an increase of ¥16.7 billion from the preceding fiscal year. This was largely due to a decline in average selling price caused by intensive price competition for 2.5-inch HDDs, a product segment where we are the market share leader. In addition to the severe pricing environment, delays in shipment of some new 3.5-inch models contributed to the losses and adversely impacted our ability to achieve planned 2006 unit volumes.

We believe the HDD industry is facing rapid technological changes, such as the development of high capacity hard disk drives and increasing commoditization of old models. To maintain profitability in such an environment, we believe it is important to establish efficient development and manufacturing operations. We have therefore been contemplating various business reorganization measures, such as integration of several development and manufacturing facilities for magnetic heads and circular disks, closure of a certain manufacturing facility and a reduction in the size of our workforce. In addition, we made efforts to strengthen our R&D capability for the purpose of developing and introducing cost competitive products.

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Similarly, we note limited discussion with regard to your 124% increase in operating income in the Electronic Devices segment and the 61% decrease in operating income in your Power & Industrial Systems segment. Your disclosure does not quantify the factors that led to the significant changes in operating income or explain in detail why Electronic Devices segment semiconductor sales and HDD-related manufacturing equipment sales increased so significantly. It does not explain why costs in your Power & Industrial Systems were so significant or the driving force behind the decrease in operating income in that segment. Please revise to fully explain and quantify all factors that contributed to the year over year changes in line items, to the extent those changes are material and discuss whether or not any of these factors are trends that you believe may impact future operations.

We plan to amend the MD&A of our 20-F to include the following disclosure:

In our Electronic Devices segment, operating income increased 124% in fiscal 2006 from the preceding fiscal year to ¥45.7 billion. The primary driver of this increase was an improvement in the liquid crystal displays (LCD) business, which accounted for operating income of ¥0.5 billion in fiscal 2006, an increase of ¥23.3 billion from the operating loss of ¥22.8 billion in the preceding fiscal year. This increase was primarily due to the exit from the unprofitable large-sized LCD business in our subsidiary, Hitachi Displays, Ltd., in the 1st quarter of fiscal 2006. Such exit of business was part of our strategy at the time to focus on small and medium-sized LCD markets, which we expect will continue to benefit from expanded LCD use for mobile phones, digital cameras, printers and car navigation systems. In addition, at Hitachi High-Technologies Corporation, a majority-owned subsidiary of the Company, sales of semiconductor manufacturing equipment increased due to capital expenditures by semiconductor manufacturers; sales of HDD manufacturing equipment also significantly increased due to active capital expenditures by Japanese manufacturers. As a result, revenues and operating income of Hitachi High-Technologies Corporation significantly increased. As a result of the foregoing, operating income of this segment significantly improved in fiscal 2006.

In our Power & Industrial Systems segment, operating income decreased 61% from the preceding fiscal year to ¥36.3 billion in fiscal 2006. This decrease was primarily due to the accrual of repair costs for broken turbine vanes in Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. and in Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company and additional costs for the construction of a thermal power plant in the U.S. related to measures required to reverse construction delays. The aggregate amount of these unexpected costs amounted approximately ¥80.0 billion. Please see our response to your next comment for detailed discussion on these factors.

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We note your discussion on page 23 regarding the impact certain costs, such as raw materials, inefficient project management and repair costs, had on operating income in your Power & Industrial segment. Considering the nature and materiality of these factors, please expand your discussion to provide more background regarding how and why these costs escalated, how you are addressing these increased costs and whether or not the increase in these costs is a trend you expect to continue. Specifically, your disclosure should address the reasons for the inefficient project management and what the company is doing to fix these inefficiencies. With regard to your repair costs for the turbine damage, your response letter dated March 30, 2007, indicates you would revise your Form 20-F to disclose the amount of accrued repair costs. However, while we see disclosure of the fact that you recorded a provision for these costs, we do not see that you have quantified the amount of costs recorded. Please revise accordingly.

We respectfully note that in our response letter dated March 30, 2007 we stated that we recorded the accruals for the repair costs in our results of operations as part of our cost of sales, and that we would update our MD&A accordingly. We do not think that our current 20-F disclosure, which states on page 14 that accrued costs for the repairs are recorded as part of our cost of sales, is inconsistent with our response. We do not propose to disclose the amount of accrual of repair costs for the broken turbine vanes at the domestic nuclear power plants separately because we are still negotiating the compensation for the damaged turbine vanes with Chubu Electric and Hokuriku Electric and the disclosure of such amounts may adversely affect our negotiations. However, we expect to disclose the aggregate amount of such accrual of repair costs together with the additional costs of construction for the thermal power plant in the U.S., both of which were unexpected costs, which, in the aggregate, were primarily responsible for the decrease in operating income of the Power & Industrial Systems segment. We believe such disclosure should be sufficient for investors to understand the nature of these cost and their impact on this segment. We plan to amend the MD&A of our 20-F to include the following disclosure:

We expected to earn operating income in our Power & Industrial Systems segment in fiscal 2006. However, operating income amounted to only ¥36.3 billion, a decrease of approximately ¥60.0 billion compared to our initial forecast. The deviation from our forecast was the result of both positive and negative factors. The most significant positive factor was an increase in operating income of approximately ¥20.0 billion in Hitachi Construction Machinery Co., Ltd., a majority-owned subsidiary, as the result of robust demand for its products worldwide. The negative factors mostly related to the accrual of repair costs for broken turbine vanes at domestic nuclear power plants and the additional costs of construction for a thermal power plant in the U.S., which amounted to approximately ¥80.0 billion in the aggregate.

In light of the scale and nature of these costs, one of the most important management challenges we face is to ensure that similar problems do not occur again, and we have been making concerted efforts to determine why these problems occurred and to implement the necessary solutions discussed below.

With respect to the accrual for repair costs of the broken turbines at domestic nuclear power plants, in the near term, our Power Systems Group has been working with our research laboratories in cooperation with the electric companies to conduct an exhaustive investigation into the cause of the turbine damage. In addition, we established specialized offices to formulate the necessary solutions. For medium and long-term improvements, we plan to reinforce our technology development capabilities through the unified management of our research laboratories and the relevant sections in business departments as part of efforts to enhance the competitiveness and improve the reliability of our core products through specific programs intended to bolster R&D facilities; develop engineering tools; reduce costs through development process reforms; and shorten design and manufacturing lead times. Further, we plan to reinforce our system for winning new orders for overseas nuclear power plants and plan to develop next-generation nuclear power technologies.

With respect to the cost overruns at the U.S. thermal power plant construction project, we identified the following causes of the problem:

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A large increase in costs arose from measures taken to reverse delays in construction processes, which were caused by the outflow of local construction workers and a sharp decline in our construction work efficiency as a result of the increased demand for construction in connection with recovery efforts for Hurricane Katrina.

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The number of construction processes increased more than expected, and the efficiency of local construction work deteriorated due principally to local construction companies’ relative lack of experience in the construction of large-scale coal-fired thermal power plants and the difficulty in securing highly-skilled workers. These problems arose mainly because this kind of plant has not been built in the U.S. for many years.

In order to counter these problems, in the short-term, we plan to improve construction work efficiency by shifting orders for local construction work by local general contractors to direct ordering by our subsidiary and to establish a countermeasures unit to reinforce the local project management framework. This will include management of construction progress, detailed inspection of the construction processes, and real-time cost controls. In the medium and long-term, we plan to reinforce our overseas project management capabilities and risk management including enhancing estimates, contracts and engineering capabilities and plan to develop global businesses and conduct project management closely tied to each region by delegating responsibility to our overseas operating subsidiaries. In addition, we have established specialized offices to identify pressing issues and to reflect improvements in future activities.

We plan to develop our power systems business by reinforcing project management, enhancing cost reduction efforts at the various steps of the project such as procurement, design, manufacturing, inspection, shipment and work at local construction sites, and by carefully assessing the various risks of overseas projects.

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In footnote 16 on page 125 you discuss losses on certain long-term contracts. However, we do not see detailed discussion of these contracts and losses in MD&A. Considering the impact ¥70,915 million of losses had on operations, we would expect your footnote 16 to discuss the segments that were impacted by these losses and your MD&A discussion to address the nature of these contracts and the circumstances and events surrounding the contract losses. Please expand your disclosures accordingly.

Most of the provision stated in footnote 16 was for the unforeseeable additional costs of the construction at the U.S. thermal power plant, and the costs were recorded in our Power & Industrial Systems segment. The background for this cost and our strategies for dealing with these costs are discussed in MD&A concerning Power & Industrial Systems segment; please see the paragraph above.

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We note your other deductions line item on your statements of operations, specifically losses on the disposal of property, significantly contributed to the net loss for 2006. Please revise MD&A to discuss the nature of these disposals, the segment impacted by the disposals and the significant impact the related losses had on your operations, net income and loss trends. Additionally disclose whether or not you anticipate additional disposals that would result in a similarly significant impact to operations.

We plan to amend the MD&A of our 20-F to include the following disclosure:

Other deductions increased to ¥31.4 billion in fiscal 2006 from ¥3.6 billion in fiscal 2005. The primary reason for this increase is that we had recorded approximately ¥30.0 billion gains on the sale of land and other property such as idle assets in several manufacturing sites in fiscal 2005 which did not recur in fiscal 2006. Net losses on the sale and disposal of rental assets and other property resulted from the normal disposal of manufacturing equipment, across each business unit in both fiscal years and, we do not plan to make any unusual property disposals or sales in the near future.

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You recorded impairment losses for long-lived assets in each period presented and have also recorded impairment losses in the first six months of 2008, specifically impacting the High Functional Materials & Components, Digital Media & Consumer Products and Electronic Devices segments. Considering your history of impairment charges, please tell us how you determined that your goodwill is recoverable. Specifically tell us what segments the goodwill balances relate to and how you determined that the goodwill related to the above mentioned segments is recoverable.

As described in note 17, we recorded impairment losses for long-lived assets of ¥9.9 billion mainly due to impairment losses sustained in the High Functional Materials & Components division for the year ended March 31, 2007. Our carrying amounts of goodwill for fiscal 2006 were ¥48.7 billion for the High Functional Materials & Components division, ¥5.9 billion for the Digital Media & Consumer Products division and ¥4.4 billion for the Electronic Devices division.

The carrying amount of goodwill for the High Functional Materials & Components division was the result of the acquisition of the noncontrolling interest of a subsidiary that manufactures and sells magnetic materials in December 2006. The reporting unit that recognized impairment losses for long-lived assets was cable manufacturing, different from the magnetic materials business. As to the carrying amount of goodwill for the magnetic materials business, the actual amount of cash flows exceeded the amount estimated as of the acquisition date. We determined that the fair value of the magnetic business unit’s fair value based on the updated estimated cash flows incorporating the actual results, and as a result, we concluded that no impairment was required because the fair value of the business exceeded the book value of the reporting unit.

The carrying amount of goodwill for the Digital Media & Consumer Products division was the result of the acquisition of the outstanding interest of a company that manufactures and sells flat panel displays and is now a 100% owned subsidiary. The reporting unit that recognized impairment losses for long-lived assets was different from the one for the flat panel display business. As to the carrying amount of goodwill for the flat panel display business, we estimated the fair value of the business based on the present value of the future cash flows. We concluded that no impairment was required because the fair value of the business exceeded the book value of the reporting unit.

Also, for the Electronic Devices division, the reporting unit that recognized impairment losses for long-lived assets was different from the one recognizing goodwill. As to the carrying amount of the goodwill, we estimated the fair value of the business recognized it based on the present value of the future cash flows. We concluded that no impairment was required because the fair value of the business exceeded the book value of the reporting unit.

We test goodwill for impairment annually or when there is a change in circumstances indicating that the carrying value of an asset may not be recoverable. Fair value is estimated using the expected present value of future cash flows. The estimation of the fair value is based on various assumptions, including forecasted operational results set forth in Hitachi’s authorized business plan, discount rates and perpetual growth rates. The forecasted operational results are based on currently available assumptions considered to be reasonable. As a result of the analysis, we determined the goodwill was recoverable because the fair value of the reporting units exceeded the carrying value of those reporting units, and therefore, we concluded that no impairment recognition was required.

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Your effective tax rate increased from 56% to 80% during 2006. However your MD&A discussion only briefly discusses the increase in your valuation allowance. Please revise disclosure in MD&A to discuss your effective tax rate and the factors that led to the increase the tax rate.

We plan to amend the MD&A of our 20-F to include the following disclosure:

We recorded income taxes of ¥162.8 billion in relation to income before income taxes and minority interests of ¥202.3 billion for the fiscal year ended March 31, 2007, which resulted in the effective income tax rate of 80.5%.

For the fiscal year 2006, certain companies that had incurred cumulative losses in recent years were required to provide allowances against deferred tax assets for net operating loss carry forwards. These include the thermal power plants business and other. The subsidiary of the hard disk drive business, which experienced large losses, was also not able to record a deferred tax benefit for its losses since it is not subject to income tax in the country in which it is located. These were the largest factors contributing to the increase in our effective rate to the high rate of 80.5% on a consolidated basis.

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Your disclosure on page 8, discusses your alliance with GE, in which you will transfer your nuclear power systems to the Japanese Company. Please revise your disclosures to more fully discuss and quantify the impact this transfer will have on operations and liquidity.

We plan to amend the MD&A of our 20-F to include the following disclosure:

In November 2006, we entered into a letter of intent with General Electric Company, or GE, expressing the intent of both parties to create a global alliance for their nuclear businesses to improve and expand their boiling water reactor technology offerings, aimed at achieving synergy in the areas of design, manufacture, construction, maintenance and engineering services. Subsequently, in May 2007, in order to implement the alliance, we entered into an agreement with GE to form companies in each of the U.S., Canada and Japan. Based on the agreement, the U.S. and Canadian companies were established in June 2007. Furthermore, we transferred our nuclear power systems operations to the Japanese company in July 2007 by way of corporate split under the Company Law of Japan, and GE invested in the Japanese company. We own 40% of the U.S. and Canadian companies, with GE owning the remaining 60%, and we own 80.01% of the Japanese company, which is a consolidated subsidiary, with GE owning the remaining 19.99%. Although these transactions themselves have not immediately impacted our results of operations or liquidity, we seek through these transactions to strengthen our competitiveness in the global market and to increase market share and profitability in the future through synergy with GE.

In the nuclear power systems business, integration and alliances are being implemented among large-scale nuclear power plant manufacturers, as illustrated by Toshiba Corporation’s acquisition of Westinghouse Electric Company’s nuclear power business. In this environment, we plan to strengthen and expand our nuclear power systems business throughout the world, including the U.S., through our alliance with GE. In particular, we hope to create synergies with GE, including by utilizing GE’s design of an advanced economic and simplified boiling water reactor, and by leveraging both companies’ accumulated know-how and experience in the construction of nuclear power plants.

B. Liquidity and Capital Resources, page 29

3. With regard to your discussion of cash provided by operating activities, it appears your discussion does not address the impact of your “other” line item of ¥56,224. Please expand your disclosures to address the nature of this line item and the impact it had on liquidity. It appears it significantly contributed to the amount of cash provided by operating activities during 2006.

We plan to amend the MD&A of our 20-F to include the following disclosure:

Among other items, the “Other” line of the cash flows from operating activities for fiscal 2006 improved by ¥67.6 billion, from out-flows of ¥11.4 billion in fiscal 2005 to in-flows of ¥56.2 billion. This is mainly due to cash flows from the sale of trading securities amounting to ¥66.0 billion, which was completed to maintain liquidity in light of the recorded net loss.

D. Trend Information, page 32

4. In future filings, please expand your discussion in this section to incorporate the information contemplated by Part I of Form 20-F, Item 5(D). For example, describe the factors and trends that have caused your net income to decrease despite an increase in revenues.

We acknowledge the Staff’s comment and will revise the disclosure accordingly in future filings.

Item 15. Controls and Procedures, page 68

5. We note your disclosure that controls and procedures can provide only reasonable assurance regarding management’s control objectives. It also does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are “effective.” Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

We note that our disclosure to Item 15 on page 68 of our Form 20-F includes the statement “Based on this evaluation, the Company’s President and principal financial officer concluded that the Company’s disclosure controls and procedures were designed to comply with all requirements provided for in Rule 13a-15(e) of the Securities Exchange Act of 1934 and to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and to ensure that material information relating to the Company and its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including its President and its principal financial officer, as appropriate to allow timely decisions regarding required disclosure.” We further note that the language of our disclosure tracks the requirements set forth in Rule 13a-15(e), and confirm that our management concluded that the disclosure controls and procedures were effective at a reasonable assurance level.

Note (3) Investments in Securities and Affiliated Companies, page 94

6. We note you have unrealized losses related to your investments in securities and affiliated companies during 2007 that have been in a continuous loss position for 12 months or longer. We also note your disclosure in Note 2(f) that provides a general understanding of how you evaluate these investments for impairment. As previously requested in our letter dated February 27, 2007, please expand your disclosures to provide the specific disclosures required by paragraph 21b of EITF 03-01. You indicated in your response letter dated March 30, 2007, that you would revise disclosure in future filings; however, we are unable to find this disclosure in your Form 20-F for March 31, 2007.

We stated in our letter dated March 30, 2007 that we would provide specific disclosures required by Paragraph 21b of EITF 03-01. However, the related amount of the investments in securities and affiliated companies that had been in a continuous loss position for 12 months or longer decreased dramatically from ¥3.5 billion to ¥1.0 billion and, therefore, we concluded that the amount was not material as a whole and omitted the disclosure required by EITF 03-01. We acknowledge your comment, and we will follow this guidance in future filings by disclosing the amount when it is material.

Please contact Theodore Paradise or Jeremy Entwisle of Davis Polk & Wardwell, our outside US counsel at +81-3-5561-4421, with any questions you may have regarding this letter.

Sincerely yours,

/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer
Hitachi, Ltd.